Exhibit 4.1

Share Certificate

Number of certificate	Number of share(s)

[ ]	[ ]

PS International Group Ltd.

Company number 403310

This is to certify that [   ] of [   ] is the registered holder of [   ] ordinary share(s) of US$0.0001 each being fully paid in the above-named company, subject to the memorandum and articles of association of the company.

EXECUTED for and on behalf of the Company on the       day of        , 2024 by:

Director